Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2018 FINANCIAL RESULTS

ATHENS, GREECE – (GLOBE NEWSWIRE) — 1/31/19 — Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international shipping partnership, today released its financial results for the fourth quarter ended December 31, 2018.

The Partnership’s net income for the quarter ended December 31, 2018 was $13.2 million, compared with net income of $6.8 million for the fourth quarter of 2017 and net loss of $22.6 million for the previous quarter ended September 30, 2018. Net income for the fourth quarter of 2017 and net loss for the third quarter of 2018 included a non-cash impairment charge of $3.3 million and $28.8 million, respectively, in connection with the sale of the M/T ‘Aristotelis’ and the M/T ‘Amore Mio II’. After taking into account the preferred interest in net income attributable to the holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of December 31, 2018 (the “Class B Units”, and such holders the “Class B Unitholders”) and the interest attributable to the general partner, net income per common unit for the quarter ended December 31, 2018 was $0.08, compared to $0.03 for the fourth quarter of 2017 and net loss per common unit of $0.20 for the previous quarter ended September 30, 2018.

Operating surplus prior to allocations to our capital reserve and distributions to the Class B Units for the quarter ended December 31, 2018 amounted to $33.4 million, compared to $30.3 million for the fourth quarter of 2017 and $27.4 million for the previous quarter ended September 30, 2018. For the fourth quarter of 2018, we allocated $13.6 million to the capital reserve, in line with the previous quarter. Operating surplus after the quarterly allocation to the capital reserve and distributions to the Class B Unitholders was $17.0 million for the fourth quarter of 2018. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenue for the fourth quarter of 2018 was $74.8 million, corresponding to an increase of 16.7% compared to $64.1 million during the fourth quarter of 2017. The increase in total revenues was primarily due to the increase in the number of days our vessels were employed under voyage charters in the fourth quarter of 2018 and to the increase in the average charter rates earned by certain of our vessels compared to the fourth quarter of 2017.

Total expenses for the fourth quarter of 2018 were $54.9 million compared to $51.4 million in the fourth quarter of 2017. Voyage expenses for the fourth quarter of 2018 increased to $13.2 million compared to $5.1 million in the fourth quarter of 2017 mainly due to the increase in the number of days our vessels were employed under voyage charters in the fourth quarter of 2018 compared to the same period in 2017. Total vessel operating expenses during the fourth quarter of 2018 amounted to $22.9 million, compared to $23.0 million during the fourth quarter of 2017. Total expenses for the fourth quarter of 2018 also include vessel depreciation and amortization of $17.5 million, compared to $18.4 million in the fourth quarter of 2017. General and administrative expenses for the fourth quarter of 2018 amounted to $1.2 million as compared to $1.7 million in the fourth quarter of 2017.

Total other expense, net for the fourth quarter of 2018 was $6.6 million compared to $5.9 million in the fourth quarter of 2017. Total other expense, net includes interest expense and finance costs of $6.9 million for the fourth quarter of 2018, compared to $6.1 million in the fourth quarter of 2017. The rise in interest expenses and finance costs primarily reflects an increase in the LIBOR weighted average interest rate compared to the fourth quarter of 2017, partially offset by the decrease in the average balance of our outstanding indebtedness during the fourth quarter of 2018 compared to the same period in 2017.

As of December 31 2018, total partners’ capital amounted to $881.3 million, a decrease of $52.1 million compared to $933.4 million as of December 31, 2017. The decrease was primarily due to the distributions declared and paid in the total amount of $52.6 million during the year ended 2018.

Total cash, including restricted cash under our credit facilities, as of December 31, 2018 amounted to $48.2 million. Restricted cash under our credit facilities amounted to $18.0 million.

As of December 31 2018, the Partnership’s total debt was $445.9 million, corresponding to a decrease of $29.9 million compared to $475.8 million as of December 31, 2017. The decrease is attributable to the scheduled loan principal payments of $53.5 million during the year ended 2018 and total mandatory prepayments of $20.3 million in connection with the sale of the M/T ‘Aristotelis’ in the second quarter of 2018 and the M/T ‘Amore Mio II’ in the fourth quarter of 2018. The decrease in the Partnership’s total debt was partially offset by the assumption of a $28.3 million term loan in relation to the acquisition of the M/T ‘Aristaios’ and of a $15.6 million term loan in connection to the acquisition of the M/T ‘Anikitos’ during the first half of 2018.

Spin-off of CPLP’s Crude and Product Tanker Business and Merger with the Business and Operations of DSS Holdings L.P.

On November 27, 2018, the Partnership announced that it entered into a definitive transaction agreement with DSS Holdings L.P. (“DSS”), a privately held company and one of the world’s largest owners and operators of medium-range product and Suezmax crude tankers, pursuant to which it has agreed to spin off its crude and product tanker business into a separate publicly listed company, which will merge with DSS’s businesses and operations in a share-for-share transaction (the “Transaction”).

The new company (Athena Spinco Inc.), to be called Diamond S Shipping Inc., will be a market leader in the crude and product tanker markets, benefitting from a balanced and large-scale portfolio of vessels, strong management leadership and a cost-efficient commercial platform. Its asset portfolio will consist of the combined product and crude tanker fleet of CPLP and DSS, totaling 68 high-quality tankers, with an average age of 7.8 years. The new company is expected to be listed on the New York Stock Exchange.

The Transaction is valued on an NAV-to-NAV basis with CPLP unitholders receiving $23 million in consideration in the form of approximately 3% incremental ownership in Diamond S Shipping Inc. Upon the consummation of the Transaction, CPLP unitholders will own approximately 33% of Diamond S Shipping Inc. (subject to closing adjustments), implying an approximately $1.82 equity value per CPLP unit at NAV as at September 30, 2018 and will continue to hold their CPLP units.

The Transaction will realign CPLP with a modern containership asset base operating under medium- to long-term charters with 5.2 years of revenue weighted remaining charter duration, thus enhancing cash flow visibility for CPLP unitholders. CPLP will continue to maintain a strong balance sheet, as part of the debt proceeds raised by DSS for the acquisition of the CPLP tankers will be used to fully redeem the CPLP Class B Unit series outstanding at 100% of its redemption value ($116.8 million) and to reduce the Partnership’s indebtedness to $290.0 million or less compared to $445.9 million as of December 31, 2018.

The Transaction’s close, which is expected by the end of the first quarter of 2019, is subject to certain conditions, including the effectiveness of Diamond S Shipping Inc.’s registration statement, the approval of Diamond S Shipping Inc.’s listing application, the ability of Diamond S and CPLP to draw the amounts required to consummate the Transaction under their respective committed debt financing and the consent of CPLP’s banks to the partial prepayment and amendment of CPLP’s existing credit facilities. The Transaction does not require a vote of the holders of CPLP’s common units.

Athena Spinco Inc. (to be called Diamond S Shipping Inc.) has filed a preliminary joint Form 10 / information statement with the U.S. Securities and Exchange Commission, which is available on the Partnership’s website. Please refer to the joint Form 10 / information statement for further information.

Quarterly Common and Class B Unit Cash Distribution

On January 22, 2019, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.045 per common unit for the fourth quarter of 2018 payable on February 14, 2019 to common unit holders of record on February 5, 2019 in line with the new common unit distribution guidance announced on November 27, 2018 in view of the Transaction.

In addition, on January 22, 2019, the Board declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2018, in line with the requirements of the Partnership’s Second Amended and Restated Partnership Agreement, as amended. Such cash distribution will be paid on February 8, 2019 to Class B Unitholders of record on February 1, 2019.

Market Commentary

Product Tanker Market

The product tanker market registered a robust recovery in the fourth quarter of 2018, partially reversing the downward trend observed in the first nine months of the year. The beginning of the quarter was weak in line with the previous quarters, as rates hovered close to historically low levels, but the market gained momentum from early November onwards. In the West, the product tanker market experienced strong gains as earnings for MR product tankers on the benchmark transatlantic trade and from the U.S. Gulf reached three-year highs. The increase in rates was partly attributable to a surge in crude tanker rates, which has had a positive knock-on effect on product tankers, with a high number of LR2 vessels shifting from clean trade to dirty products or crude and therefore, reducing tonnage availability in the product tanker market. In addition, the stronger crude market significantly reduced cargo poaching by newbuilding crude tankers on clean routes. Aside from the positive spillover effects from the crude market, the product tanker market was bolstered by seasonally stronger demand due to increased heating oil consumption, while adverse weather conditions reduced tonnage availability. Furthermore, refinery outages in Brazil and Mexico required substantial volumes to be moved with product tankers to meet demand, which contributed to the positive trend.

Period activity was limited during the quarter. However, period rates improved on the back of the recovery in the spot market.

On the supply side, the orderbook remained close to historically low levels. As at the end of the fourth quarter of 2018, the MR product tanker orderbook was estimated by analysts to stand at approximately 7.8% of the current worldwide fleet. In addition, product tanker deliveries continued to experience significant slippage during 2018, as 33.8% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Looking ahead, analysts estimate that product tanker deadweight demand growth will increase to 3.2% in 2019 from 2.3% in 2018, boosted by refinery capacity additions and on the back of potential positive impact from the IMO 2020 sulfur regulation. The product tanker fleet is projected by analysts to expand by 2.6% in 2019.

Suezmax Tanker Market

The Suezmax spot market experienced higher rates in the fourth quarter of 2018, reaching the highest level since the first quarter of 2016. The market was buoyed by increased OPEC production in the first two months of the quarter and strong imports into China, which hit a monthly high in November as a result of buying from private refiners and trial starts of new mega-refineries. On the supply side, elevated scrapping levels this year have helped tighten the Suezmax tanker market, while the sector also benefitted from delays in the Turkish straits which limited vessel availability.

Activity and period rates in the Suezmax time charter market increased during the fourth quarter.

On the supply side, the Suezmax orderbook was estimated by analysts to represent, at the end of the fourth quarter of 2018, approximately 11.3% of the current worldwide fleet. In addition, analysts estimate that slippage for 2018 amounted to 22.0% of the expected deliveries. In 2019 Suezmax dwt demand is projected by analysts to grow by 2.0%, reflecting expectations for increased Chinese crude oil imports and US exports.

Neo-Panamax Container Market

Most container vessel sizes experienced less activity during the fourth quarter of 2018, with charter rates generally under pressure due to the seasonal slowdown in container demand. However the larger Neo-Panamax market (8,000TEU+) showed signs of strength towards the end of the quarter despite the seasonal downturn.

At the end of 2018, the idle container fleet was estimated by analysts to stand at approximately 3% of the current worldwide fleet, compared to 7% and 2% at the end of 2016 and 2017, respectively. At the end of the fourth quarter of 2018, the container orderbook remained close to historically low levels and was estimated by analysts to stand at 13.0% of the current fleet, compared to 14.1% at the start of the year. Non-delivery (slippage) of containership capacity was estimated at 23% in TEU terms in 2018. Full year scrapping amounted to 111,705 TEU, significantly up from the end of the third quarter were it stood at approximately 42,600 TEUs. Overall, figures for 2018 are anticipated by analysts to confirm container vessel demand growth of 4.5%, while the container fleet is estimated to have expanded by 5.6%. For 2019, analysts forecast container demand growth of 4.4% and supply growth of 3.1%.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of the Partnership’s General Partner, commented:

“We are pleased to see rates for crude and product tankers have been registering a strong recovery since the fourth quarter of 2018, which is partly reflected in our increased operating surplus compared to the previous quarter. We see this as a further affirmation of our decision to pursue the spin-off of our tanker assets and merger with a more spot oriented company, such as DSS, as announced on November 27, 2018. The long-term fundamentals of the product and crude tanker market remain strong in view of the underlying demand, the declining orderbook, as well as the changing regulatory environment, including the implementation of IMO 2020 regulation. In this context, we expect that the transaction will provide our unitholders with an enhanced exposure to the crude and product tanker markets through DSS, while our unitholders will continue to receive meaningful distributions on their common units from CPLP, which will be well underpinned by the long-term charter coverage of our remaining fleet.

“Additionally, we expect that the transaction will give the Partnership new momentum to grow its asset base of modern vessels employed under medium- to long-term charters and grow our long-term distributable cash flow.”

Conference Call and Webcast

Today, January 31, 2019, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

A telephonic replay of the conference call will be available until February 7, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L. P. Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, three Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, market and charter rate expectations, the expected financial performance of Diamond S Shipping Inc. and any remaining business of CPLP and the consummation of the Transaction, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Insofar as the Transaction is concerned, these risk and uncertainties include, among others: (1) the risk that the Transaction may not be completed on terms or in the timeframe expected by DSS or CPLP or at all; (2) the possibility that various closing conditions to the Transaction may not be satisfied or waived; (3) the risk that committed financing may not be available or may not be available in an amount sufficient, together with cash to be procured by DSS, to complete the Transaction; (4) risks and uncertainties related to the expected tax treatment of the spin-off; (5) the possibility that third-party consents will not be received; (6) failure to realize the anticipated benefits of the Transaction; (7) the impact of the spin-off on the business of CPLP and (8) the potential impact of major shareholdings on the trading price of the new company shares. For further discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F and in Diamond S Shipping Inc.’s joint Form 10 / information statement. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended December 31,		For the year ended December 31,
	2018	2017	2018	2017
Revenues	$74,751	$52,758	$265,210	$204,462
Revenues – related party	—	11,347	14,044	44,653

Total Revenues	74,751	64,105	279,254	249,115

Expenses:
Voyage expenses	13,237	5,080	46,315	15,165
Vessel operating expenses	19,723	20,059	86,389	74,516
Vessel operating expenses - related party	3,218	2,974	12,665	11,629
General and administrative expenses	1,191	1,672	5,716	6,234
Vessel depreciation and amortization	17,498	18,379	73,089	73,993
Impairment of vessel	—	3,282	28,805	3,282

Operating income	19,884	12,659	26,275	64,296

Other income / (expense), net:
Interest expense and finance cost	(6,853)	(6,061)	(27,397)	(26,605)
Interest and other income, net	207	162	1,018	792

Total other expense, net	(6,646)	(5,899)	(26,379)	(25,813)

Partnership’s net income / (loss)	$13,238	$6,760	(104)	$38,483

Preferred unit holders’ interest in Partnership’s net income	2,775	2,775	11,101	$11,101
General Partner’s interest in Partnership’s net income / (loss)	197	$73	(211)	$522
Common unit holders’ interest in Partnership’s net income / (loss)	10,266	$3,912	(10,994)	$26,860
Net income / (loss) per:
• Common unit, basic and diluted	$0.08	$0.03	$(0.09)	$0.22
Weighted-average units outstanding:
• Common units, basic and diluted	126,707,614	126,528,715	126,703,183	123,845,345

Total comprehensive income / (loss):	$13,238	$6,760	(104)	$38,483

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Current assets	As of December 31, 2018	As of December 31, 2017
Cash and cash equivalents	30,199	63,297
Restricted cash	1,004	—
Trade accounts receivable, net	16,126	4,772
Prepayments and other assets	8,532	3,046
Inventories	8,699	5,315
Assets held for sale	—	29,027

Total current assets	64,560	105,457

Fixed assets
Vessels, net	1,229,782	1,265,196

Total fixed assets	1,229,782	1,265,196

Other non-current assets
Above market acquired charters	68,186	75,035
Deferred charges, net	2,220	1,519
Restricted cash	16,996	18,000
Prepayments and other assets	3,501	1,009

Total non-current assets	1,320,685	1,360,759

Total assets	1,385,245	1,466,216

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	52,348	50,514
Trade accounts payable	15,769	9,631
Due to related parties	17,742	14,234
Accrued liabilities	20,374	15,111
Deferred revenue, current	8,926	18,800
Liability associated with vessel held for sale	—	14,781

Total current liabilities	115,159	123,071

Long-term liabilities
Long-term debt, net	388,676	403,820
Deferred revenue	96	5,920

Total long-term liabilities	388,772	409,740

Total liabilities	503,931	532,811

Commitments and contingencies

Total partners’ capital	881,314	933,405

Total liabilities and partners’ capital	1,385,245	1,466,216

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the year ended December 31,
	2018	2017
Cash flows from operating activities:
Net (loss) / income	(104)	38,483
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation and amortization	73,089	73,993
Amortization and write off of deferred financing costs	1,784	1,262
Amortization of above market acquired charters	16,890	15,208
Equity compensation expense	613	1,156
Impairment of vessel	28,805	3,282
Changes in operating assets and liabilities:
Trade accounts receivable, net	(11,354)	(2,275)
Prepayments and other assets	(4,888)	486
Inventories	(3,219)	(719)
Trade accounts payable	5,495	2,764
Due to related parties	3,508	(1,861)
Accrued liabilities	5,281	7,624
Deferred revenue	(15,698)	(11,299)
Dry-docking costs paid	(2,312)	(1,130)

Net cash provided by operating activities	97,890	126,974

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements	(44,265)	(2,038)
Net proceeds from sale of vessel	39,789	—

Net cash used in investing activities	(4,476)	(2,038)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	—	17,815
Expenses paid for issuance of Partnership units	—	(247)
Deferred financing costs paid	(94)	(4,993)
Payments of long-term debt	(73,818)	(129,262)
Dividends paid	(52,600)	(51,630)

Net cash used in financing activities	(126,512)	(168,317)

Net decrease in cash, cash equivalents and restricted cash	(33,098)	(43,381)

Cash, cash equivalents and restricted cash at beginning of the year	81,297	124,678

Cash, cash equivalents and restricted cash at end of the year	48,199	81,297

Supplemental cash flow information
Cash paid for interest	24,952	19,646
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	—	35
Capital expenditures included in liabilities	547	312
Capitalized dry-docking costs included in liabilities	480	11
Assumption of loan regarding the acquisition of the shares of the companies owning the M/T Aristaios and the M/T Anikitos	43,958	—
Loan issuance costs included in liabilities	—	79
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	30,199	63,297
Restricted cash - Current assets	1,004	—
Restricted cash - Non-current assets	16,996	18,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	48,199	81,297

Appendix A – Reconciliation of Non-GAAP Financial Measure (In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net (loss)/income adjusted for depreciation and amortization expense, impairment of vessels, amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2018	For the three-month period ended December 31, 2017	For the three-month period ended September 30, 2018
Partnership’s net income/(loss)	13,238	6,760	(22,629)

Adjustments to reconcile net income/(loss) to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	17,924	19,062	19,102
Amortization of above market acquired charters and straight line revenue adjustments	2,217	1,223	2,082
Impairment of vessels	—	3,282	28,805

Operating Surplus prior to capital reserve and Class B Preferred Units distribution	33,379	30,327	27,360

Capital reserve	(13,597)	(13,208)	(13,597)

Class B preferred units distribution	(2,775)	(2,775)	(2,776)

Operating Surplus after capital reserve and Class B Preferred Units distribution	17,007	14,344	10,987

Increase in recommended reserves	(11,171)	(3,969)	(612)

Available Cash	5,836	10,375	10,375

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.